4.6

Mr. Jim Luce
Chief Operating Officer/Chief Marketing Officer
2445 McCabe Way, Suite 150
Irvine, CA 92614



May 9, 2003



=========================================
Completion Billing.

Survey of Consumer Reaction to Pricing Issues concerning Allertin and Competitive Products. Among 900 Allergy sufferers - Males and females - Conducted in eight metropolitan areas - April, 2003, - High traffic intercept interviews. Survey and questionnaire design work, fieldwork and processing through tabulations, with a written summary of the findings. - ......
....................................................... $31,800.00

Thanks for your prompt attention to this matter,

David Cresson

Net Do Upon Receipt

Please Note: Paper Questionnaires will be disposed of after two months from billing, magnetic media after one year - unless otherwise advised.


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